UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-25544

Miravant Medical Technologies
(Exact name of registrant as specified in its charter)

7408 Hollister Avenue, Santa Barbara, CA 93117
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value (including associated Series B Junior Preferred Stock Purchase Rights)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)   Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)   Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)   Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:   396

Pursuant to the requirements of the Securities Exchange Act of 1934 Miravant Medical Technologies has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 31, 2006
By:   /s/ David E. Mai
Name: David E. Mai
Title: President